Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

VIA EDGAR

February 15, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Stephany Yang

Re:	Ispire Technology Inc. Registration Statement on Form S-1 Filed: January 31, 2023 File No: 333-269470

Ladies and Gentlemen:

Ispire Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 9, 2023, regarding the Registration Statement on Form S-1, File No. 333-269470 (the “Registration Statement”) filed with the Commission on January 31, 2023

For the Staff’s convenience, we have repeated below the Staff’s comments, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed January 31, 2023

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: Language is included on the Cover Page to state that the offering is contingent upon final approval of our Nasdaq listing, and we will not complete the offering if our common stock is not listed on Nasdaq.

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Response: As stated in response to comment 1, we will not complete this offering if our common stock is not listed on Nasdaq.

Risk Factors, page 12

3.	We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act or Exchange Act. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder

Response: We have revised the language under Forum Selection on page 77 to delete the reference to the Securities Act of 1933 and we added a Risk Factor on page 31 “Our by-laws include forum selection provisions which may limit your ability to commence an action against us.” The by-laws have been revise to eliminate the reference to the Securities Act of 1933 from the exclusive forum provisions.

U.S. Securities & Exchange Commission

February 15, 2023

Capitalization, Page 34

4.	We note your disclosures of the Capitalization and Dilution sections on pages 34 and 35. Please update the disclosures to reflect the information as of December 31, 2022 or the most recent balance sheet date included in the filing in those sections and elsewhere, as needed, for example, in the Use of Proceeds section.

Response: We have updated the financial information in Capitalization, Dilution and Use of Proceeds to provide information as of December 31, 2022.

Certain Relationships and Related Party Transactions, page 74

5.	We note your disclosure that you plan to make certain payments to Mr. Liu and Eigate before the date of this prospectus. Please revise to indicate the date those payments were made.

Response: We included language in Certain Relationships and Related Party Transactions and elsewhere in the prospectus to state that the balances due to Mr.Liu and Eigate were paid on February 2, 2023.

Description of Capital Stock

Forum Selection, page 77

6.	Please revise your disclosure for consistency with Section 7.06 of your by-laws, which provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint for which such courts have exclusive jurisdiction, including, but not limited to, any complaint asserting a cause of action arising under the Exchange Act of 1934.

Response: The language under “Forum Selection” has been revised to be consistent the by-laws, including the elimination of the reference to the Securities Act of 1934.

In response to oral comments transmitted by telephone to the Richard Anslow, please be advised as follows:

●

Exhibit 10.5 is shown as [Exhibit deleted]. When the DRS was submitted, we anticipated that we would sign an employment agreement with one of our officers. We are not entering into an employment agreement with this officer, so there is no exhibit to file, and we marked the exhibit number as “Exhibit deleted” in order not to affect the numbering of the exhibits that had been previously submitted with the DRS.

●	We added the following footnote reference to the Exhibit list. “† Compensatory plan, contract or arrangement.”

●	We deleted certain confidential information from Exhibits 10.11 and 10.12 in reliance upon instruction (iv) to Item 601(b)(10), which permits the registrant to redact specific provisions or terms of exhibits if the registrant customarily and actually treats that information as private or confidential and if the omitted information is not material.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (732) 939-9981 or Asher S. Levitsky, P.C. at alevitsky@egllp.com, telephone (917) 930-0991.

Sincerely,

/s/ Tuanfang Liu
Tuanfang Liu, Chief Executive Officer

cc:	Richard I. Anslow, Esq. Asher S. Levitsky PC